July 3, 2012	Adam M. Schlichtmann
T +1 617 951 7114
F +1 617 235 7346
adam.schlichtmann@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Western Asset Funds, Inc. (the “Registrant”)
(File No. 333-181844)

Ladies and Gentlemen:

On behalf of the Registrant, we are electronically transmitting herewith, pursuant to the requirements of Rule 497(c) under the Securities Act of 1933, as amended, the Proxy Statement/Prospectus and Statement of Additional Information relating to several proposed reorganizations whereby substantially all of the assets of each class of shares of Legg Mason Western Asset Core Bond Fund, Legg Mason Western Asset Core Plus Bond Fund, and Legg Mason Western Asset Global Inflation Management Fund, each a series of Legg Mason Partners Income Trust, will be transferred in tax-free reorganizations to Western Asset Core Bond Fund, Western Asset Core Plus Bond Fund, and Western Asset Inflation Indexed Plus Bond Fund (each, an “Acquiring Fund”), respectively, each a series of the Registrant, in exchange for shares of the respective Acquiring Fund.

If you have any questions concerning this filing, please call me at (617) 951-7114.

Very truly yours,

Adam M. Schlichtmann

Enclosures